UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Presidente Masaryk 8

Polanco V Sección, Miguel Hidalgo

Mexico City, Mexico 11560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

BBB Foods Inc. Announces Exercise of Option by Underwriters to Purchase Additional Shares

Mexico City, Mexico, February 21, 2025 – BBB Foods Inc. (“BBB Foods”, “we”, “us”, and “our”) (NYSE: TBBB) announced today that the underwriters of the previously announced secondary offering of 21,000,000 Class A common shares have exercised their option to purchase an additional 2,338,431 Class A common shares from certain of the selling shareholders to cover over-allotments as provided in the underwriting agreement among the Company, the selling shareholders and the underwriters. The additional Class A common shares will be purchased at the public offering price, less underwriting discounts and commissions. Including the additional Class A common shares, a total of 23,338,431 Class A common shares were sold in the offering.

The offering was made pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”). J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC acted as global coordinators and Banco BTG Pactual, S.A. – Cayman Branch, Santander US Capital Markets LLC and Scotia Capital (USA) Inc. acted as joint bookrunners of this offering.

Copies of the prospectus contained in the registration statement may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by email to: prospectus@morganstanley.com.

A registration statement on Form F-1 relating to these securities has been filed with, and declared effective by, the SEC. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BBB Foods Inc.

BBB Foods Inc., a proudly Mexican company, is a pioneer and leader of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by its sales and store growth rates. The 3B name, which references “Bueno, Bonito y Barato” - a Mexican saying which translates to “Good, Nice and Affordable” - summarizes Tiendas 3B’s mission of offering irresistible value to budget savvy consumers through great quality products at bargain prices. By delivering value to the Mexican consumer, we believe we contribute to the economic well-being of Mexican families. In a landmark achievement, Tiendas 3B was listed on the New York Stock Exchange in February 2024 under the ticker symbol “TBBB.”

For more information, please visit: https://www.investorstiendas3b.com

Investor Relations Contact

Andrés Villasis

ir@tiendas3b.com

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2025

BBB Foods Inc.

By:	/s/ Eduardo Pizzuto
	Name:	Eduardo Pizzuto
	Title:	Chief Financial Officer